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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of October, 2003

                                LUSCAR COAL LTD.

                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

            Luscar Coal Ltd.                Luscar Energy Partnership
            1600 Oxford Tower
           10235 - 101 Street                   1133 Yonge Street
            Edmonton, Alberta                   Toronto, Ontario
             Canada T5J 3G1                      Canada, M4T 2Y7
             (780) 420-5810                      (416) 934-7655
 (Address and telephone number of each registrant's principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---


         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

         If "Yes, is marked, indicate below the file number assigned to the
registrants in connection with Rule 12g3-2(b): 82-   .
                                                  ---

         Luscar Energy Partnership and Luscar Coal Ltd. Press Release dated October 20, 2003 - Luscar Acquires Thermal Coal Assets.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   LUSCAR COAL LTD.



Date: October 23, 2003             By       Samuel W. Ingram
                                     ----------------------------
                                   Name:      Samuel W. Ingram
                                        -------------------------
                                   Title:   Vice President, General Counsel and
                                           ------------------------------------
                                   Corporate Secretary
                                   -------------------


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      LUSCAR ENERGY PARTNERSHIP



Date: October 23, 2003                By       Samuel W. Ingram
                                        ----------------------------------------
                                      Name:      Samuel W. Ingram
                                           -------------------------------------
                                      Title:   Senior Vice President, General
                                            ------------------------------------
                                               Counsel and Corporate Secretary
                                            ------------------------------------






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                                  Exhibit Index
                                  -------------

1.1 Luscar Energy Partnership and Luscar Coal Ltd. Press Release dated October 20, 2003 - Luscar Acquires Thermal Coal Assets.